UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

40-24B-2

SALES LITERATURE OF REGISTERED
MANAGEMENT INVESTMENT COMPANY

Investment Company Act file number 811-4923

LONGLEAF PARTNERS FUNDS TRUST
(Exact name of registrant as specified in charter)

c/o Southeastern Asset Management, Inc.
6410 Poplar Avenue; Suite 900
Memphis, TN 38119
(Address of principal executive offices) (Zip code)

Registrant’s Telephone Number, Including Area Code - (901) 761-2474

Mason Hawkins and Staley Cates on Today’s Opportunities for Value Investors
By Robert Huebscher March 15, 2011
O. Mason Hawkins and G. Staley Gates are two of the most respected value investors. Based in Memphis, TN, their firm, Southeastern Asset Management, is a $35-billion, independently owned, registered investment advisory firm. Southeastern Asset Management also advises the Longleaf Partners group of no-load mutual funds: Longleaf Partners Fund, Longleaf Partners International Fund and Longleaf Partners Small Cap Fund, as well as an Irish-based UCITs fund for non-US investors, Longleaf Partners Global Fund. Hawkins is the firm’s chairman and chief executive officer and Gates is its president and chief investment officer.
I spoke with Hawkins and Gates on March 4.
Your shareholder letters often refer to the portfolio’s discount to appraised value. Can you share with us some of the methodology you use to determine appraised value?
[Hawkins:] Business appraisals are the core of our being. We have three methodologies that we have applied for over 35 years. They were the genesis of Southeastern Asset Management, and we have inculcated Graham and Dodd principles into these three approaches.
The first approach is balance-sheet oriented and determines what a business would be worth upon liquidation. It sums up the assets, subtracts the liabilities after adjusting for today’s values versus historical cost accounting, and then divides by shares. This evaluation comes up with what we believe is a conservative net asset value.
The second methodology is an attempt to assign a value to the business[1] free cash flow generation. There are many parts to this methodology that have to be calculated conservatively. The first is the current coupon of the business — its free cash flow generation per share. Free cash flow by our description is net income plus all the non-cash charges- depreciation, depletion, amortization, and deferred taxes — minus required or maintenance capital spending and working capital charges. We are attempting to derive the free cash flow coupon that you could put in your pocket as an owner while allowing the company to remain competitively positioned.
We project cash flows out about eight years — usually never more than the past growth rate. We use a terminal multiple in the eighth year, based on 0-2% growth going forward. We then discount the terminal value and the eight individual years of cash coupons at a discount rate, which today is typically not less than 8.5%. That result gives us a value for
© Copyright 2011, Advisor Perspectives, Inc. All rights reserved.

the company’s ongoing future cash flows. I want to emphasize that we use this second appraisal method for businesses that are truly franchises, are competitively positioned, and have predictable future streams. You don’t want to mislead yourself by incorrectly applying this discipline to businesses with uncertain future cash flow.
The third methodology, comparable sales, is basically a check on the first two. We have recorded the metrics of going-private transactions, mergers and acquisitions, liquidations, etc. over the 35-year history of Southeastern Asset Management. These actual comparable transactions are logged, and we are mindful of and adjust for the interest rate environment when those transactions occurred. Obviously, merger metrics in 1981 or 1982, when long-term Treasurys were 15% or so, are not comparable to merger multiples today, when 15-year Treasurys are around 4%.
We compare those comparable sale yardsticks to the net asset value appraisal or the DCF appraisal. Normally we use the lower of those two.
At Southeastern Asset Management, we are our largest client because of our collective personal investments in the Longleaf Partners Funds. You see your boss in the mirror each morning, and you’re not trying to trick that person. You want to be very conservative with your appraisals.
As you know, we endeavor not to pay more than 60% of that conservative appraisal, trying to create a big margin of safety of value over price, as Ben Graham described. We pound that price discipline into everybody via his books, Security Analysis and The Intelligent Investor.
Those three methods describe how we go about hanging a number on a business. Obviously there are certain companies where we don’t have either the proper view of the future or the adequate facts to do an appraisal. It is very important to pass on opportunities when you can’t calculate a conservative assessment of the business’s value. Let’s talk about some of your holdings. With Dell Computers, do you see any catalyst that will permit the profit margins and the return-on-assets (ROA) at Dell to improve from where they are now? Are improvements in those metrics important to your investment thesis?
[Gates:] Let’s take the return-on-assets separately from the margins. We do not see return-on-assets improving, nor do we care in the least that it does. Right now Dell has over $4 billion in free cash flow — net, after tax, and after all CAPEX. This will be the third year the company has generated that. Dell has $23.5 billion of total assets ex cash, and therefore an operating ROA of 17%. Of the $23.5B, $6B is goodwill and intangibles, making the free cash return on tangible assets 23%. © Copyright 2011, Advisor Perspectives, Inc. All rights reserved.

One misconception is that Dell is not a “high-return business,” or that ROA needs to improve. We strongly disagree with that. Those returns I just talked about are way higher than at most companies. The other interesting thing is that you actually just called it “Dell Computers,” which highlights why it is cheap. People still view it as desktop and notebooks, even though those are dying a slow death. Those represent probably a fourth of corporate value and a third of earnings.
The good segments — storage, servers, services, and software — account for the majority of value and an overwhelming percentage of future growth. Dell has its basis in computers, because computers created the free cash, which led to the 20,000-person distribution network, which is why they can now buy a storage company, widely distribute its products, and take revenues up in multiples the way they did with EqualLogic.
Margins will drift upward just because of product mix. Think of PC margins as mid-single digits. HP does the same. In PCs you are basically a reseller for Windows and Intel. With storage, servers, and services, that is not the case. You have much, much higher gross margins. You have obviously higher SG&A. Net it all out and you have significantly higher all-in operating margins than you do in the computer business.
Dell will get a product mix benefit going forward. Rising margins will not be from heroic cost-cutting, because the company already implemented those when Michael Dell came back.
Dell has over $6.00 of net cash, including approximately $1.50 in finance receivables, and a stock price around $15. I mentioned the $4 billion of free cash flow, and it will be actually more than that. With a little under 2 billion shares outstanding, Dell will generate over $2 per share of free cash flow. You are paying approximately $9 per share ($15 price — $6 cash) for the operating business — basically a 4.5 P/E on real cash earnings, if you will, for a return-on-assets in the high teens or a return-on-tangible assets in the 20s.
That is why we are there. It is cheap because of this perception of what they do versus what they actually do.
What did you learn from your investment in General Motors? [Gates:] How many hours do you have?
We hope we learned a lot of lessons. As I think about the main ones, I would say that our biggest was that we were wrong on our worst case scenario. In August of 2008, the car guys started appearing in Washington, DC asking for help. Even at that point they were talking about a worst case in new car sales of 13 million units. We were using a worst case not much different than that. Then units fell to 9 million. © Copyright 2011, Advisor Perspectives, Inc. All rights reserved.

On top of that, you layer on the short-term financing issues at GMAC, which had been a significant source of value. When the financial storm hit, those short-term funding problems and being wrong on our worst-case car numbers really took us out. The long-term car numbers, as we speak today, are actually better than anything we ever projected. We were badly wrong in the downdraft. If you have any funding need and a lot of debt, you damn well better be right on your short-term forecast, or you better be conservative on your worst case. We were neither. Ironically, GM did indeed get the product right, which no one thought they would. You see the results on U.S., Chinese, and Brazilian streets today.
Additionally, in the world of looking at financials and with respect to GMAC, we valued it at tangible book and we thought that was conservative. The lesson on GMAC and a lot of other financials, especially leveraged financials, is that they are worth a lot less than tangible book. That is part of the reason we are not fond of them and don’t own many.
Another take-away is you want to be in high-quality companies. One of the things that will work its way through this interview and every other thing we do is that we demand really high quality, but we don’t care if the rest of the world doesn’t see it. People don’t think of Dell as quality, and they don’t realize it does a 17% return-on-assets. We demand really high quality but pay non-quality prices because the quality is not universally recognized.
In the case of GM, it flat out did not fit that quality test. Between their car businesses in China and Brazil, which were under-appreciated, we thought there were some hidden jewels, but it was in the context of a not-great company. That was a mistake.
Absent Prem Watsa’s speculations, Fairfax Financial Holdings’ performance would be greatly diminished. How does a value manager like you analyze an investment that is so dependent on the actions of one person?
[Hawkins:] First, unlike Berkshire Hathaway, where Mr. Buffett is virtually the sole investor, Fairfax has a very deep team of exceptionally talented analysts and investors, and they are anchored like almost no other investment group that we know of in Ben Graham’s margin-of-safety disciplines.
This team is housed in a company called Hamblin Watsa. It has an over-30-year record. It is led by Roger Lace, who is its president and head of equities. Brian Bradstreet oversees their fixed-income investing. Another leader is Chandran Ratnaswami who leads their international efforts. Sam Mitchell, who has had a terrific long-term record at another company, is part of the Hamblin Watsa group. Paul Rivett is their chief legal officer and also adds insight. In Fairfax’s case, there is clearly a coordinated, cooperating, and collaborating investment team. They have executed like no other. Prem is part of that team, but by no means © Copyright 2011, Advisor Perspectives, Inc. All rights reserved.

oversees the day-to-day execution of their investing efforts. Their record is nonpareil. In the last 15 years, they have grown book value per share at 16.4%, versus a 6.8% growth rate for the S&P 500. They have the number-one record in the insurance world of growing book value per share over that 15-year period. Over the last five years, Fairfax has grown book value at 22.5%, also number one among insurance companies. That was a period when the S&P had a 2.3% return. They far and away have exceeded their peers.
Turning to their long-term investment record, over the last 15 years their common stock investments have compounded at 17.2%, versus 6.8% for the S&P 500. Their bond record is equally superb. Their bonds have compounded over the last 15 years at 10.0% versus only 6.2% for the Bank of America Merrill Lynch US Corporate Index. Both bonds and stocks over the last 15 years have outperformed, and they have records in those two asset arenas unlike anyone we have studied, including those in the insurance world, hedge fund, and investment advisory world. They have a history of thinking independently, applying their appraisals, and using their discipline to say “no” unless something is exceptionally attractive from both a risk and a return standpoint.
Their hedging activities are misunderstood, and, to your question, they are not “speculations;” they are enabling them to lock in their investment performance and to protect their liabilities with their assets. Fairfax is a unique company, and they have evolved into one of the leading investment groups in the world, overlying a group of much-improved insurance companies. They have evolved with terrific management in the insurance companies that the holding company oversees.
Look at the team of talents that leads each of their insurance companies: Doug Libby at Crum and Forster, Mark Ram at Northbridge, and Nick Bentley running their runoff business called River Stone. You see well disciplined managers that understand that insuring risk has to be done at reasonable cost and against reasonable potential claim exposure. Dennis Gibbs is still a consultant of theirs, and he may be one of the most sagacious insurance minds there is.
Andy Bernard was just recently made president and COO of Fairfax Insurance Group. He previously ran OdysseyRe and created an exceptional company from virtually scratch. Now he oversees the various components of Fairfax’s worldwide and growing insurance group. As you probably know, they have nascent operations in many of the evolving world economies: India, China, the Middle East, and Eastern Europe. We believe that those early-day undertakings will pay great dividends as we go forward.
Fairfax is a combination of a superior investment team, with a lot of individuals who are very capable of running insurance companies and who have proven their worth and merit over a full cycle of insurance premium pricing. Prem has assembled a really unique group of operating and investing talent. © Copyright 2011, Advisor Perspectives, Inc. All rights reserved.

A number of value managers including Warren Buffett avoid extractive industries. What is different about your practice of the value discipline in general that causes you to include them? Specifically, what do you see in Pioneer Natural Gas and Chesapeake Energy that makes them value investments? Do you need to have an opinion about oil and gas prices to make such investments?
[Hawkins:] First, we would note that Berkshire Hathaway and Mr. Buffett have owned and do own extractive industries. They were a large shareholder of Exxon in the past. They currently own Conoco Phillips. We believe Berkshire owned those companies for many of the same reasons that we own Pioneer (PXD) and Chesapeake (CHK).
But the primary premise of PXD and CHK is that the common stock prices were greatly discounted from conservative appraisals. They had good management talents, and we believed that over time those values would build and that the prices would reflect those growing appraisals in the future.
[Gates:] To layer on that, I think the implication is, if it is “extractive” then some may think that means it is a commodity, and that means low-quality. That is where we would depart on two fronts. Quality, as defined by returns, is through the roof, especially for Chesapeake. In calculating returns the math must adjust for the many partners that have bought portions of their shale plays. CHK has sold joint venture interests. If you account for the cash that comes in the door that is not booked as a receivable or gain because it is deferred, which is great from a tax standpoint, CHK’s return-on-capital is hard to calculate because it is so high. It would be in the triple-digits. The company has already taken in more cash than they put into all of their land, and yet CHK still owns on average two thirds to maybe 70% of their land. The returns are incredibly high, as they are at Pioneer, which is drilling for oil in the Spraberry, the fifth largest oil field in North America.
Second, in a commodity business, even if it has high returns, better be low-cost. That is what CHK and PXD are. Chesapeake has a very high percentage of the best shale plays, and they are a low-cost operator. You can see that in their current results, even when you adjust for hedging. That is a seriously important component if you are going to be in the “extractive” industries.
Pioneer has Spraberry, which is the only U.S. oil field that is growing. PXD dominates the acreage, the play, and the distribution within the play. The company has a truly proprietary asset and unique position. [Hawkins:] For gas, our appraisals assume $4.50 per mcf for this year, $5.25 for 2012, and $5.50 thereafter. For oil, we are using $70 a barrel to assess current intrinsic values.
© Copyright 2011, Advisor Perspectives, Inc. All rights reserved.

[Gates:] To the last part of your question, you don’t have to have an opinion about prices. We have seen a lot of prognosticators in oil and gas and don’t think that any of them are any good, whether they are industry seers or executives at these companies. We look at marginal cost of production for the high-cost producer, and Mason just gave those numbers. Those numbers are also less than what is implied by the futures markets. You can lock in prices better than what we are using to value these companies. In neither case does the appraisal have anything to do with being bullish on the commodity. According to the recent annual letter of a well-known value manager, the CPI today, if it were measured the way it was in 1980, would be 8.5%. If it were measured the way it was in 1990, it would be 4.5%. What do you think of that assertion and its implications for stock selection? What implications has it had for your stated goals for shareholder returns? [Gates:] To start off, Seth Klarman is a good friend and the smartest guy out there, so I would not disagree with his assertions. If he says it, it is right.
But as far as the implications for stock selection, in general, regardless of what those exact numbers are, we are paranoid about what inflation could do in this particular world where the Fed has done these things that are unprecedented. Each analyst on each company has the extra burden these days of discussing and knowing what the company can or cannot do in a highly inflationary environment.
One good example would be Aon, which is a large position for us that we bought at a really attractive multiple. It is the leading insurance broker, a fantastic company. Greg Case is its excellent leader. We paid a multiple that, on today’s earnings, makes it the equivalent of paying $.60 for a dollar. Today’s earnings have very little benefit from its float, however, and over a long period of time its float has averaged approximately a third of historic earnings. Now float earnings are basically zero, because short rates are basically zero.
If we get into an inflationary environment, short rates are going to go up in line with CPI, those short rates would be found money to Aon on its float, and its earnings power would be a lot higher than we have given credit for, even with the multiple we paid. Another example would be DirecTV, which is a large position that has shown through good times and bad times that it has pricing power. It is getting 4% pricing increases right now. If inflation goes to 8.5%, their prices likely would go up 8.5%.
We do a company-by-company analysis that takes into account the possibility of what Seth is talking about.
Another well respected value manager we recently interviewed has placed an outsized investment in large commercial banks, brokers, and an insurance company that all received government assistance in 2008. For the most part you have
© Copyright 2011, Advisor Perspectives, Inc. All rights reserved.

avoided those stocks. Did any of these companies make your on-deck list? Why or why not? [Gates:] Bruce Berkowitz and Fairholme are another great group that you don’t want to disagree with. The reason that we didn’t own those companies then, nor do we own them now, is that they are leveraged commodity businesses by their nature. It is ironic that we will defend Chesapeake and Pioneer, but we consider the financials you mentioned worse and riskier.
Value investors will typically say, “We don’t do things we can’t understand.” They are often speaking in code for avoiding technology stocks, even though that core statement makes sense. The core statement really applies to us for those big financials. We cannot know all the exposures they have, whether it is the derivatives in the footnotes or assets on the balance sheets. You just don’t know what they are until they go wrong. Every loan is different. We can’t get the loan docs. It is an asset we can’t ever understand.
Second, they are highly leveraged by their nature. They “high-five” each other if they do a 1.5% return-on-assets. We would rather have the 21% at Dell and not have to have worry about the leveraging pyramid from 1.5% ROA into 15% ROE.
Third, money is the ultimate commodity. The customer is going to go to the best deal with the lowest rate. It doesn’t mean that people can’t have luck owning those businesses. Buffett has had great luck with the banks. Fairholme is so smart, they may have great luck with this. But those three concerns are why we have sat them out.
One company we would highlight is AIG, which is continuing to take huge reserves looking backwards. They have under-reserved and have written business very poorly by definition. That is not a qualitative shot at them; we know they have written bad business because they keep taking large catch-up reserves. That is an industry issue worth watching.
In the past, you have been willing to hold large cash positions. I recognize this is not a market timing approach, but a residual of being a disciplined investor. All the same, this willingness to hold cash when there is a dearth of good investments has served you well in most market declines. What happened in 2008 that caused you and many other value managers to be nearly fully invested at the market top? Put differently, why did value investing fail to limit the down side in 2008? [Hawkins:] There are two parts to that. One is the holding of cash and the second is the 2008 market decline question. © Copyright 2011, Advisor Perspectives, Inc. All rights reserved.

On the first, go back and study the great investors throughout history — the Medicis, the Morgans, the Rothschilds, and Buffett recently. Those great investors with terrific long-term records were always in a position to be liquidity providers. Each was willing to hold cash until someone was in distress, under duress, and they could provide that liquidity at very attractive prices. We have run our operation here without leverage individually or corporately and without leverage in our investment portfolio operations. That has stood us in good long-term stead.
To part two of your question, 2008 began with equities individually very discounted. Certain companies were not overvalued in the beginning of 2008 and into the middle of the year. We used our cash. We began supplying liquidity in the beginning of 2008 and all the way through the fall, when the market really collapsed. We provided significant cash that we had in the portfolio for those investments that were undervalued and became even more undervalued as time went on in 2008.
We reopened Longleaf Partners Fund and agreed to take individually managed portfolios that had been closed. We talked to existing clients and said that they should do the same, and they provided cash as well in that period. Lastly, we looked at our investees, and we encouraged them to be very aggressive on their share repurchase programs, because their stocks were very undervalued. Many of them did “take the denominator down,” as we say, and reduced their share base thereby increasing our percentage ownership interest. Clearly, 2008 was a hit if you were a short-term investor. But most of our companies’ long-term intrinsic values and our competitive positions were undented by that period of time. In fact, they were enhanced, because the strong got stronger. It is really in the investing perspective as to whether 2008 was a good thing for long-term investors or a bad one. If you were forced to sell because you were fearful, and if you liquidated in the fourth quarter of 2008 as opposed to buying, which we were doing, you took a permanent loss, and you used Mr. Market to your detriment. As we have said often, Mr. Market is there to serve you, not to determine your outcome. When he is fearful, you should be greedy, as Mr. Buffett has said. When Mr. Market is greedy, you should be cautious and use those times to sell businesses at full appraisal if they get there.
Yes, 2008 was the worst return year in our 35 year history. But it may have been our very best year in terms of establishing a foundation for long-term compounding. As the largest investor in the Longleaf Funds and the largest client of Southeastern, we view that period of decline in stock prices as an ephemeral temporary phenomenon that provided the basis for terrific future compounding.
© Copyright 2011, Advisor Perspectives, Inc. All rights reserved.

What worries you the most right now?
[Gates:] This is not a comprehensive worry list, but I would divide my concerns into internals and externals.
On the internal front, we always worry about the investment process. There are so many ways from year to year that you can make your process better. You have to keep up with technology and resources and have your team aware of those developments. If there’s any character trait that you always worry about or monitor, it is humility. There is nothing more important to the investor, and it gets into not just your daily behavior but all the psychological traps that Charlie Munger articulates very well. When you are doing well, you should be the most worried and monitor your humility.
Thirdly on the internal front would be our companies. It’s like your kids. There is going to be some worry with any of these companies at any given time. I’m not going to go through each worry for each company, but every analyst is worried about something at each company, and you just monitor it and you make sure that it is embedded in your appraisal.
On the external side, earlier we touched on inflation. You just can’t turn a blind eye to what is going on, even if it is not in CPI figures yet. It is something we worry about, as we discussed.
Inflation is tied into trashing our currency. Our administration, our Congress, and our exporters who have business councils, all these people are trashing our currency. Historically that really hasn’t worked well. Your currency may weaken during the natural course of events, but you don’t need to be trashing it yourself.
Lastly, there are so many things going haywire in the political realm. I don’t know if we’ve got more demagogues than normal right now, but we’ve got a lot of them just doing a lot of stupid political things. We are always trying to keep an eye out for how that could hurt us.
What is your view toward gold?
[Gates:] We do not own it now. We don’t view it a lot differently then how we analyze oil, but like oil it is wildly above its marginal cost of production. It also gets into a more complicated supply discussion based on what is being done by the central banks. We owned Horsham, which merged with Trizec, for a long period of time, and it had a huge stake in Barrick. We owned Barrick before and think the world of Peter Munk. But it is interesting that they have taken off all their hedges, and they are way more bullish here at a gold price of $1,400 than when they were hedged at $400. The sentiment on gold is scary to us. © Copyright 2011, Advisor Perspectives, Inc. All rights reserved.

Buffett has said that all the gold that has ever been mined would equal 67 feet cubed and could buy all U.S. farmland plus 10 Exxons, and a trillion dollars in cash. To have no earnings power there, it’s just not something we have a particular affinity for even in the face of the worries we just chronicled.
[Hawkins:] Businesses with pricing power, bought cheaply, will outperform gold in the next 20 years by a wide margin.
What questions should investment advisors ask themselves at this time? [Hawkins:] Mr. Buffett has the best response to this question. He said in the Berkshire letter I just read, “Hire well, manage little.” That is exactly the message to which fee-based investment advisers should adhere. A former associate of ours, Frank Stanley, a terrific fellow and a great thinker, said, “You just don’t want to move the furniture around too much.” With activity, there are lots of frictional costs and taxes. We believe there is a very limited group of outstanding long-term investors, and advisors should endeavor to find them, partner with them, and reap the long-term rewards from their investment acumen.
www.advisorperspectives.com
For a free subscription to the Advisor Perspectives newsletter, visit: http://www.advisorperspectives.com/subscribers/subscribe.php
Please call (800) 445-9469 or view Longleaf’s website, www.longleafpartners.com, for current performance information of the Long leaf Partners Funds and www. longleafpartners. com/misc/prospectus. cfm for a copy of the Funds’ current Prospectus and Summary Prospectus, both of which should be read carefully for a discussion of investment objectives, management fees, expenses, and risks. Past performance is no guarantee of future performance, fund prices fluctuate, and the value of an investment at redemption may be more or less than purchase price. This document is not intended as an offer or solicitation in any jurisdiction or country where such use would be contrary to local law or regulation. Discussion of particular investments should not be viewed as a recommendation to buy or sell any security.
© Copyright
Advisor Perspectives, Inc. All rights reserved.